UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Notice of Relevant Information — Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2018.

Autonomous City of Buenos Aires, March 27, 2018

Messrs.

Securities and Exchange Commission

Present

RE: NOTICE OF RELEVANT INFORMATION

To whom it may concern:

It is reported that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the items on the agenda that will be considered at the Ordinary and Extraordinary General Shareholders’ Meeting of the Company to be held on April 24, 2018, according to the text that is transcribed below.

Yours Sincerely,

_____________________________
Grupo Supervielle S.A. Head of Markets Relations

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2018

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the items of the agenda that will be considered at the Ordinary and Extraordinary General Shareholders’ Meeting of the Company to be held on April 24, 2018 (the “Shareholders’ Meeting”).

1.	Appointment of two shareholders to sign the Minutes.

It will be proposed to the Shareholders’ Meeting that two of the shareholders present be appointed to sign the minutes.

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2017.

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended on December 31, 2017. Such documentation is available on the website of the Argentine securities regulator Commission (Comisión Nacional de Valores or “CNV”) (www.cnv.gob.ar) under the section “Financial Information – Issuers – Issuers within the Public Offering Regime – Grupo Supervielle S.A.”.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2017.

To date, the Board of Directors is comprised of the following members:

Chairman                                 Julio Patricio Supervielle

First Vice-Chairman                Jorge Oscar Ramírez

Second Vice-Chairman           Emérico Alejandro Stengel

Regular Directors                   Atilio María Dell’Oro Maini

Laurence Nicole Mengin de Loyer

Richard Guy Gluzman

María Gabriela Macagni

Jorge Luis Mocetti

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2017.

To date, the Supervisory Committee is comprised of the following members:

Regular Syndics                       Enrique José Barreiro

Carlos Alberto Asato

María Cristina Fiorito

Alternate Syndics                    Carlos Enrique Lose

Roberto Aníbal Boggiano

Carlos Alfredo Ojeda

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2017.

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended on December 31, 2017, be set at AR$ 15,949,776. It is recorded that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$ 73,757,783.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2017.

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended on December 31, 2017, be set at Ps. 174,960.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed.

Shareholders of the Company have stated that they will request that the number of regular directors be set at 9 and that no alternate directors be appointed.

The terms of office of directors Emérico Alejandro Stengel, Laurence Nicole Mengin de Loyer, María Gabriela Macagni and Jorge Luis Mocetti expire at the Shareholders’ Meeting.

In this regard, Shareholders of the Company have indicated that they will propose the re-election of Emérico Alejandro Stengel, Laurence Nicole Mengin of Loyer, María Gabriela Macagni and Jorge Luis Mocetti as regular directors and the appointment of Ramiro González Prandi as regular director, all for the term of two years, i.e. until the occurrence of annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year ending on December 31, 2019.

The following is a summary of the professional backgrounds of the proposed directors:

Emérico Alejandro Stengel. He obtained his degree in industrial engineering from Universidad de Buenos Aires and holds an MBA from The Wharton School of the University of Pennsylvania. He has served as an officer for the corporate banking departments of Citibank and Banco Santander. Subsequently, he became Partner of Booz Allen Hamilton, a top global management consultancy firm, where, he worked until October 2007 with multinational and large corporations both locally and in Latin America, the United States and Europe on strategy, corporate governance, organization and operations. He has led several strategic integration and operations enhancement projects in the financial services and retail industries. Between 2006 and 2007, he served as an independent director of Los Grobo Agropecuaria, a leading agribusiness company that won the National Quality Award in 2010, and from 2007 until May 2011, He was its CEO. He currently serves as Second Vice-Chairman of Grupo Supervielle S.A. and Banco Supervielle S.A.; Chairman of Sofital S.A.F. e I.I. and Espacio Cordial de Servicios S.A., First Vice-Chairman of Cordial Compañía Financiera S.A. and Vice-Chairman of Supervielle Seguros S.A. and Tarjeta Automática S.A.

Laurence Nicole Mengin de Loyer. She graduated from McGill University in Canada with an undergraduate degree in Business Administration and a master’s degree in Business Administration. She started her career in New York City at the Mergers andAquisitions Division for Banque Nationale de Paris. Afterwards, in Paris, she joined the Apparel Division of Sara Lee Corporation, where she held a number of financial positions in different business units including Financial Analyst, Financial Controller, Chief Financial Officer and European Controller. When Sara Lee Corporation sold its European Apparel Division in 2006, she served as Group Controller of the newly created stand-alone business with responsibilities in the reorganization, financial control, definition and implementation of exit strategies for the private equity fund. In 2008, as a result of her move to Argentina, she volunteered as Vice-President and Treasurer of a not-for-profit organization dedicated to integrating newly-arrived foreigners to Argentina. In 2009, she joined Banco Supervielle S.A. as Deputy Manager of the Administration Department until her nomination to the Board of Grupo Supervielle in March 2010. She currently serves as a Director of Grupo Supervielle S.A.

María Gabriela Macagni. She graduated with a degree in chemical engineering from Instituto Tecnológico de Buenos Aires (ITBA) and received postgraduate specialization in business management at Harvard Business School and Stanford Business School. She began her career as a consultant for Accenture. Subsequently, she joined Citibank Argentina where she worked as an Investment Banking officer and was responsible for the structuring of both local and international debt issue transactions. Beginning in 2002, she led the Corporate Bank Restructuring Unit. Afterwards, she joined the Board of Citibank Argentina, supervising Strategic Planning and Business Development areas. Since late 2011, she has served as a Director of Endeavor Argentina, an organization supporting high impact entrepreneurs in scaling their businesses, both in Argentina and globally. She is also a member of the Graduate Council at ITBA. In 2015, she was appointed Director of Grupo Supervielle S.A.

Jorge Luis Mocetti. He graduated as a Lawyer from Universidad de Buenos Aires’ Law School. He also attended the Executive Human Recources Program organized by Stephen Ross School at Michigan University (Ann Arbor) and other Executive Programs at Duke University and Ashridge UK. He held Senior business and Human Rescources positions at The Nielsen Company, both in Latin America and Europe, as Country Manager, Senior Vice-President and Director. He also held director positions at Scotiabank and Telecom Argentina. He is a member of the Executive Committee of Axion Energy. He is a lecturer for postgraduate courses at Universidad de San Andrés. He currently serves as a Director of Grupo Supervielle S.A.

Ramiro González Prandi. He holds a Business Administration degree from Universidad de Belgrano and an Master of Science in Management from Arthur D. Little. He also attended different corporate governance and executive programs. During the decade that finished in 2017, he worked at Itaú-Unibanco Group, where reached the highest position as a senior partner at Itaú Group. During his executive career, he served as board member of several regulated and non-regulated entities including Itaú, Bank of America and BankBoston. He left Itaú Group at the end of 2016 and returned to Argentina after 15 years of foreign positions. While working for Itaú-Unibanco Group, he led Itaú BBA’s banks as a CEO for Colombia, Chile and Perú for 10 years. He had full responsibility for the execution of the country entry of Itaú Group in Colombia by opening the bank from scratch that ended years later in the acquisition of Banco Corpbanca Colombia. Before that, he built Itaú BBA’s operations in Chile. Along his career, he conducted several financial transactions involving the most important companies in the region for commercial, mergers and acquisitons and capital markets. Previously, he worked for Bank of America, BankBoston Argentina, Bansud-Banesto, Lloyds Bank Argentina and Citibank Argentina in retail banking, SME banking, wholesale and investment banking. At present, he serves as a Director of Sofital S.A.F. e I.I.

It is hereby informed that of the proposed directors, Laurence Nicole Mengin de Loyer, María Gabriela Macagni, Jorge Luis Mocetti and Ramiro González Prandi, will have the status of “independent” according to the provisions of regulations in force of the CNV, whereas Emérico Alejandro Stengel will have the status of “non-independent”.

8.	Appointment of members of the Supervisory Committee.

Shareholders of the Company have indicated that they will propose to the Shareholders’ Meeting that Enrique José Barreiro, Carlos Alberto Asato and Valeria Del Bono Lonardi be appointed as regular syndics and Carlos Enrique Lose, Roberto Aníbal Boggiano and Carlos Alfredo Ojeda as alternate syndics, all for the term of one year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law N ° 19,550, corresponding to the fiscal year ending on December 31, 2018.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro. He received a degree in Public Accounting from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant for five years. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A., Espacio Cordial de Servicios S.A., Sofital S.A.F.e I.I. and Supervielle Seguros S.A.

Carlos Alberto Asato. He graduated from Universidad de Buenos Aires’s School of Economic Sciences as a Public Accountant. From October 1969 to March 1998, he held several positions at Banco Quilmes, including Department Head. Since 1983, he has been managing his own accounting and tax consultancy firm, Carlos Asato y Asociados. He also renders services as an external consultant in finance, tax and costs to Estudio Bruno Matarazzo y Asociados S.A. He is also a lecturer for the Public Accounting, Administration and Foreign Trade programs at Universidad del Museo Social Argentino. He currently serves as Syndic of Grupo Supervielle S.A., Banco Supervielle S.A and Sofital S.A.F. e I.I.

Valeria Del Bono Lonardi. She is a lawyer from from Universidad de Buenos Aires’ School of Law (1994), and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmaticalness of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro.

Carlos Enrique Lose. He got a degree of Public Accountant from the Universidad de Buenos Aires’ School of Economics. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A., Cordial Compañía Financiera S.A. and Espacio Cordial de Servicios S.A.

Roberto Aníbal Boggiano. He is a Public Accountant who graduated from the Universidad de Buenos Aires’ School of Economics. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He was also an Alternate Syndic of Fiorito Factoring S.A. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and Banco Supervielle S.A.

Carlos Alfredo Ojeda. He is a Public Accountant who graduated from the Universidad de Buenos Aires’ School of Economics. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as an Alternate Syndic of Grupo Supervielle S.A.

All members proposed to comprise the Supervisory Committee will have the status of “independent” according to the regulations in force of the CNV.

9.	Consideration of the Results of the fiscal year ended December 31, 2017. Increase of the voluntary reserve. Distribution of dividends.

As per resolution of the Board meeting held on February 19, 2018, the profit for the fiscal year ended December 31, 2017 totaled AR$ 2,437,058,681.49, which the Board proposes to distribute as follows:

(i) Legal Reserve: AR$ 18,588,941.40 (it is recorded that the Legal Reserve is integrated up to the 20% limit in accordance with the provisions of the General Corporations Law).

(ii) Cash dividends: AR$ 243,705,868.15.

(iii) Voluntary reserve: AR$ 2,174,763,871.94 for future investments.

10.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2017.

As per the recommendation of the Audit Committee, the Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the year fiscal ended December 31, 2017 be the sum of AR$ 1,684,774.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2017 of the Company and its controlled companies totaled AR$ 26,812,153.

11.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2018.

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint Sebastián Morazzo and Hernán Pérez Raffo of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year ending on December 31, 2018.

12.	Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice from lawyers other independent professionals and hire their services.

As per the recommendation of the Audit Committee, the Board of Directors proposes that a budget of AR$ 1,800,000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year ending on December 31, 2018.

13.	Consideration of the amendments to sections Sixt, subsection g) and Sixteen of the bylaws. Consideration of the consolidated text of the bylaws.

The Board of Directors recommends to amend sections Sixth paragraph g) and Sixteenth of the Bylaws, according to the texts detailed below (where the text in bold is the added and the blanked text is the deleted).

It is highlighted that the proposed changes are subject to the authorization of the CNV, hence further amendments may be required by the regulator.

Section Sixth, subsection g): Tender offers: Upon a tender offer of any shares of the Company, the price to be tendered per common share shall be the same for all classes of shares. In addition, upon a tender offer in case of change of control, the fair price to be tendered shall not be lower than the highest price paid or agreed to be paid by the offeror, whether acting individually or jointly with any affiliates and or otherwise, per common share of any class of the Company during the 180 calendar days prior to, and including, the date of the offer~~, what will be adjusted to what is regulated by the Capital Markets Law and the Rules of the Argentine Securities and Exchange Commission~~. The procedure to carry out the tender offer must be done in accordance with the Capital Markets Law and by the Rules of the Argentine Securities Commission.

Section Sixteenth: Quorum and majority requirements shall be governed by Sections 243 and 244 of Argentine Law No 19,550, according to the class of shareholders’ meeting, whether it is a first- or second-call meeting and the matters to be transacted thereat, except for the quorum at second-call extraordinary meetings, which shall be deemed validly constituted whichever the number of voting shares present. Notwithstanding the foregoing, any amendment to subsection g) of section Sixth of these Bylaws shall be validly if also approved by the absolute majority of votes of class B shareholders present at the meeting.

RESTATED TEXT OF THE BY-LAWS OF GRUPO SUPERVIELLE S.A.

FIRST: Inversiones y Participaciones S.A., a company governed by these bylaws and such legal rules and regulations as may be applicable, continues carrying on business under the name of “Grupo Supervielle S.A.”.

SECOND: The registered office of the corporation shall be located within the City of Buenos Aires.

THIRD: The duration of the corporation shall be 99 (ninety-nine) years as from the date of registration thereof with the Registro Público de Comercio (Public Registry of Commerce).

FOURTH: The purpose of the corporation shall be to do and perform in its own name or on behalf of, or otherwise associated with, any third party, whether within or without the country, the following acts and doings: Financial matters: Capital contributions either in cash or in kind to any legal entity already organized or to be organized in the future, whether under its control or not (subject to the limitations set forth by Section 30 and related sections of Argentine Law 19,550) or to individuals, and to buy notes, shares of stock, debentures and any kind of securities, grant any guarantees and/or other security, organize or transfer secured loans whether secured by any collateral or otherwise, except for any such acts is contemplated under the Argentine Law of Financial Entities and any other act which must be the subject of a public tender. The corporation may also exercise powers of attorney, representations and other agencies in relation to any kind of transactions which are contemplated in the purposes of the corporation, and manage and administer assets and businesses of corporations, individuals or other entities established within the country or abroad. The corporation will, in furtherance of the corporate purpose, have full legal capacity to enjoy rights, undertake obligations and to do and perform all and any acts other than those which are prohibited by law or by these bylaws.

FIFTH: The capital stock of the corporation shall amount to Ps. 456,722,322 represented by 126,738,188 book-entry Class A shares, with a par value of Peso one (Ps. l) each and entitling their holders to five (5) votes per share; and 329,984,134 book-entry Class B shares, with a par value of Peso one (AR$ l) each and entitling their holders to one (1) vote per share. The capital stock may be increased by resolution of the meeting of shareholders, up to five times the amount thereof pursuant to Section 188 of Argentine Law 19,550, provided that any such corporate action taken in order to increase the corporate capital stock shall be duly entered on notarial records as a public deed. As long as the corporation is duly authorized to publicly offer its shares, the corporate capital stock: (a) shall be in such an amount as shall result out of the subscription of the then most recently capital increase duly approved, provided that any development of the capital stock shall be reflected on the financial statements of the corporation; (b) may be increased, under Section 188 of Argentine Law 19,550, up to any amount upon resolution validly adopted by the annual meeting of the shareholders of the corporation, and no amendment shall be necessary to be made to the corporate bylaws. At the time of each capital increase, the terms of the shares to be issued in connection therewith shall be determined, provided that the power of issuance of any such shares in one single act or otherwise in a series of transactions, as well as the form and terms of payment thereof, may be delegated to the Board of Directors, whenever it may deem it suitable but in no case later than two years from the date of the meeting of shareholders. As long as the corporation is duly authorized to publicly offer its shares, the meeting of shareholders may approve the issuance of options in respect of any shares to be issued or convertible securities and delegate to the Board of Directors the determination of the terms and conditions of issuance thereof, any rights to be granted thereby, the pricing of the options and of the shares which may be purchased thereunder, and also any other matter which may be delegated to the board of directors pursuant to applicable law.

SIXTH: a) The shares of stock of the corporation may be common or preferred shares. Common shares may be issued in two classes: Class A and Class B. Class A shares entitle their holders to cast 5 (five) votes per share at all meetings of shareholders, unless otherwise provided for by law. Class B shares entitle their holders to cast l (one) vote per share at all meetings of shareholders. Preferred shares may be issued with or without voting rights and may also be divided into classes. At the time of exercising their voting rights (whether provisionally or permanently), preferred shares shall be respectively voted to such effect, as part of the class to which they belong. Preferred shares may entitle their holders to receive a preferred dividend, cumulative or noncumulative, pursuant to their terms of issuance. Further, an additional share in corporate profits may be determined. Upon any transfer of shares of the corporation or the occurrence of any event as a result of which the relevant qualification or shareholding thereof shall change, such circumstance shall be reported to the Central Bank of the Argentine Republic and to any other such agency as may be applicable. b) The board of directors shall, upon request of any holder of common Class A shares, convert the whole or a part of such holder's common Class B shares at a ratio of one Class B share per each Class A share of the corporation, provided, however, that the board of directors shall have prior to any such conversion verified that there is no restriction or other limitation to act in such respect. e) Holders of common or preferred shares of each class shall enjoy a preemptive right in respect of shares of the same class to be issued, in proportion to their holdings. This preemptive right, and the accretion right, shall be exercised subject to the conditions and within the term set forth by applicable law a regulations, or otherwise within such term as may be established by a special meeting of shareholders in accordance with applicable law in case the corporation is subject to public offer rules and regulations. d) Class A special rights: The affirmative vote of two thirds of Class A Shares, notwithstanding any percentage of capital that such Class A shares may represent, shall be necessary for the corporation to take valid action on: (i) the consolidation of the corporation with any other entity; (ii) the v0luntary dissolution of the corporation; (iii) the transfer of the registered office and/or fiscal domicile to a foreign jurisdiction; (iv) a material change of the corporate purpose. e) Duty of information: Any person who shall directly or indirectly acquire by any means or title any Class B shares or securities issued by the corporation which are convertible into Class B shares ("security" means for purposes hereof, without limitation, any debenture, corporate note and share coupon) as a result of which such person shall become entitled to control more than three per cent (3%) of Class B shares shall, no later than five (5) days as from any such purchase whereby said limit was exceeded, report such circumstance to the corporation, and otherwise comply with any other requirement as may be in effect according to capital markets applicable rules and regulations. The date of the transaction, price, number of shares so purchased and any intention of the buyer to purchase more shares or obtain the control of corporate decision rights given by Class B shares of the corporation shall also be reported. If buyer is composed of a group of individuals, the members of such group shall be identified. This information herein contemplated shall be given in connection with any purchase made after any relevant information was originally given, in case that the number of Class B shares reported on the last date on which any information was given shall again have been exceeded. (f) Payment of shares: Shares may be paid in whole or in part according to the provisions of Section 223 of Argentine Law 19,550, as amended or supplemented and pursuant to any other terms as the board of directors may determine; (g) Tender offers: Upon a tender offer of any shares of the Company, the price to be tendered per common share shall be the same for all classes of shares. In addition, upon a tender offer in case of change of control, the fair price to be tendered shall not be lower than the highest price paid or agreed to be paid by the offeror, whether acting individually or jointly with any affiliates and or otherwise, per common share of any class of the Company during 180 calendar days prior to, and including, the date of the offer. The procedure to carry out the tender offer must be done in accordance with what is ruled by the Capital Markets Law and by the Rules of the Argentine Securities and Exchange Commission.

SEVENTH: As long as the shares of the corporation are registered shares, share and interim certificates to be issued shall contain the information contemplated under Sections 211 and 212 of Argentine Law 19,550. A single share certificate may represent more than one share. The board of directors of the Corporation shall decide from time to time that shares of the Corporation shall be converted from registered shares to book-entry shares, in which case the register of shareholders of the corporation may be kept by the corporation or by any other entity, as the board of directors may determine.

EIGHT: In case of delay in payment of the capital stock, the board of directors is hereby empowered to proceed pursuant to the provisions of Section 193, last paragraph, of Argentine

Law 19,550.

NINTH: The business and affairs of the corporation shall be managed by a board of directors composed of such number of regular members as shall be fixed by the meeting of shareholders, provided that there will be not less than 3 (three) and not more than 9 (nine) members. The meeting of the shareholders may appoint an equal or lesser, number of alternate members who shall hold office for the same term than the regular members, and shall act in case of absence of any regular director for any reason, in the order of their appointment. In case that the meeting of shareholders shall resolve that less than 6 (six) regular members be appointed to the board, they shall hold office for a term of 2 (two) fiscal years and the staggered replacement of board members shall not apply. In case that the meeting of shareholders shall resolve that no less than 6 (six) but no more than 9 (nine) regular members be appointed to the board, (i) they shall hold office for a term of 2 (two) fiscal years; and (ii) in case of an even board of directors, half of the members shall be replaced on an annual basis, or in case of an odd board of directors the whole number immediately below or immediately above the middle number, as may be applicable in each fiscal year on an alternate basis, shall be so replaced. If the meeting of shareholders shall resolve that 9 (nine) regular members be appointed: (i) they shall hold office for a term of 3 (three) fiscal years, and (ii) one third thereof shall be replaced on an annual basis. In all cases at least 3 (three) directors shall be replaced each time. The first meeting of shareholders which shall appoint 6 (six), 7 (seven) or 8 (eight) directors after the approval of the amendment to this section (notwithstanding such amendment may not be registered yet) shall resolve which new directors shall hold office for a term of one or of two fiscal years, in order to allow replacement of half of the members. The meeting of the shareholders which shall appoint 9 (nine) directors shall resolve which new directors shall hold office for a term of one, two or three fiscal years, in order to allow replacement of one third of board members. Directors shall, at the meeting held immediately after the meeting of shareholders at which directors were appointed, appoint among their number a Chairman and a Vice-Chairman and, if they deem it suitable, a First Vice-Chairman and a Second Vice-Chairman. The Vice-Chairman, or, if applicable, the First Vice-Chairman, shall act instead of the Chairman, and the Second Vice-Chairman shall act instead of the First Vice-Chairman in case of absence or incapacity. In case of failure to appoint any such directors, the board shall determine which director shall act as such. The board of directors shall take valid action with the presence of its members at the meeting or attending by any other means of communication which may allow them to hear, see and speak to each other simultaneously. In order to determine if the required quorum is present at any meetings, all members present thereat and those participating by means of remote communication may sign the minutes of the meeting, provided, however, that the failure to do so shall not affect the validity of the meeting and of any resolution duly adopted thereby. The minutes of the meeting shall include all statements made by the directors present and by those participating by means of remote communication, and shall also state their votes casted for or against each matter resolved thereby. The statutory auditors’ committee shall, through its representative at the meeting of the board of directors, state in the minutes of the meeting the name of the directors who may have participated by means of remote communication and the validity of all decisions taken thereat. The remuneration of the board of directors shall be fixed by the meeting of shareholders. All directors may be reelected. A meeting of the board of directors may be called by the chairman whenever he may deem it necessary, provided that provision of Section 267 of Argentine Law 19,550 shall in all cases be complied with. Any discussions shall be registered in a special minutes’ book, to be signed by the members present at the meeting. The meeting of shareholders may assign any duties to one or more directors individually or acting as special committees for purposes of Section 274, second paragraph, of Argentina Law 19,550.

TENTH: As security for the due performance of their duties as such, each regular director shall post a bond for the benefit of the corporation, in an amount to be determined by the meeting of shareholders, not less than such sum as may be established by applicable legal rules and regulations then in effect, provided that any such guarantee shall be created subject to the conditions and in the manner set forth by applicable law and regulations. Directors appointed as alternate members shall not be required to give any guarantee until the time that they shall actually hold office in substitution for any regular member, for such remaining term as may be applicable.

ELEVENTH: The board of directors shall be vested with, the necessary authority to govern the corporation and dispose of its assets. To this end, the board of directors shall have the most ample powers to perform any acts or enter into any contracts in relation to the corporate purpose, including transactions with banks and any other official, private or hybrid lending entities, and any of the actions referred to in Section 188 of the Argentine Civil Code, Section 9 of Decree Law 5965/63, and Sections 72, 73 and 75 of the Argentine Criminal Code. The board of directors may, if such action is deemed advisable and necessary and/or legally applicable, decide to create and organize an executive committee and other board committees, establish the duties and limits to the activities thereof within the authority granted thereto pursuant to the corporate bylaws and applicable law, and establish the internal rules of such bodies. The board of directors may grant powers of attorney to one or more persons, either members of the board or not, in relation to any matters specifically set forth in their respective powers of attorney.

TWELFTH: The Chairman of the board shall be the representative of the Corporation. In case of absence or incapacity, the first or second Vice Chairman or such director as shall have been appointed under section Ninth shall act in his/her place without further action, and shall exercise all and any duties as are hereby granted to the Chairman. In case of tie in any voting on matters submitted to the consideration of the board, the Chairman, Vice Chairman or such director as sha11 have been appointed for .such purpose, when acting as a substitute for the Chairman, shall have a casting vote.

THIRTEENTH: The statutory auditors' committee shall be a permanent body, responsible for the surveillance of the management actions of the Corporation. It shall have three (3) regular and three (3) alternate members, who shall hold office for a term of one (1) year and may be reelected. Their respective compensation shall be established by a shareholders’ meeting. Members of the statutory auditors’ committee shall be replaced in case of disability; absence or vacancy by any of the alternate members. The statutory auditors’ committee shall have the authority and powers conferred thereto under applicable law. It shall hold meetings not less than once every three (3) months. The attendance and favorable vote of not less than two (2) members shall be required for the committee to hold meetings and adopt resolutions, notwithstanding any rights, powers and duties conferred by law to a dissenting member. Any resolutions adopted by the committee shall be recorded in a minutes’ book that shall be kept for such purpose. The statutory auditors’ committee may appoint one of its members as its representative, in particular in connection with the provisions of Section 294, paragraphs 3, 5 and 6, of Argentine Law No 19,550.

THIRTEENTH BIS: The audit committee contemplated under Argentine Law No 26,831, as amended and supplemented, shall be formed by not less than three directors, who shall he appointed by the board of directors from its own number by a plurality of votes. Directors knowledgeable about financial, accounting or business matters may be members of the committee. In case of a public offering of the Corporation's shares, the audit committee must have a majority of independent members, pursuant to the criteria established in this connection by the Rules of the Argentine Securities Commission and any applicable regulatory entities. In case of a substitution of arty directors, the Corporation shall take any actions necessary to ensure that a sufficient number of independent alternate directors will be available to act as members of the audit committee. Members of the audit committee shall, at their first meeting after the board meeting at which they were elected, appoint a chairman from their number, who shall have a casting vote in case of a vote tie on any matters submitted to their consideration. A quorum of not less than two members shall be required for the audit committee to hold meetings validly. In all events, resolutions shall be adopted by a majority of attending members: The committee may hold meetings validly if its members are physically present at the corporate principal place of business or, provided this is legally admissible, at any other place where they may agree to meet, either within the country or abroad, or else, when not physically present at any such place, if they are able to speak to and hear and see each other by means of any communication equipment allowing for a simultaneous transmission of sound, images and words. In such an event and in relation to quorum and majority' requirements, committee members taking part from a remote location shall be deemed to have been physically present at the meeting, and consequently the audit committee shall be able to hold meetings and conduct discussions with the presence of quorum and adopt resolutions validly by any means of remote communication. Meetings shall be held with the participation of the respective members attending either physically or remotely. In the latter case, the names of remote attendees shall be recorded in the respective minutes, and the physical presence of at least one of the Corporation’s statutory auditors, together with the Chairman of the Committee, shall be required to certify that the meeting was held and any resolutions were adopted in accordance with regular procedure. Within five days after a meeting is held the respective minutes shall be drawn up, transcribed in the audit committee minutes book and signed by any audit committee members physically present thereat and by the statutory auditors’ committee’s representative. Such representative shall sign the minutes in his / her own name and on behalf of any members not physically present at but attending the meeting remotely, with a specific indication in each case. In all events, whenever remote meetings are held by the committee the rules established for remote board meetings shall be observed for the implementation thereof. The committee shall establish its own internal rules, which shall be registered with the Public Registry of Commerce. The committee shall have the powers and duties contemplated in Section 110 of Argentine Law No 26,831 and the Rules (NT 2013) of the Argentina Securities and Exchange Commission as amended and supplemented, and also any other powers or duties that may be established in the future. The meeting of the shareholders may delegate the approval of the relevant budget of the committee to the board of directors.

THIRTEENTH TER: In case an extraordinary shareholders’ meeting resolves to carry on business without a statutory auditors’ committee in accordance with applicable law and in compliance with the requirements established by Section 79 of Executive Decree No 1023/2013 for this purpose, such same shareholders’ meeting shall determine the date as from which the statutory auditors’ committee shall be dissolved and cease in the performance of its duties, and it may decide that such cessation of duties shall occur immediately after notice of the decision adopted by the shareholders’ meeting has been received by the statutory auditors’ committee from the board of directors, or else subject that cessation to the expiration of a time period or satisfaction of a condition. If the statutory auditors’ committee is replaced by the audit committee, the audit committee shall, as a collective body, assume the same duties and powers that were performed by the statutory auditors’ committee at the time of such replacement.

FOURTEENTH: All meetings of shareholders shall be convened on first and second call at the same time pursuant to the procedure established for first-call meetings under Section 237 of Argentine Law No 19,550, notwithstanding any provisions contained therein in relation to unanimous meetings. A second-call meeting shall be held on the same day, one hour after the time set for the respective first-call meeting. For so long as the Corporation’s share are publicly offered, only ordinary shareholders’ meetings may be convened on first and second call at the same time.

FIFTEENTH: Each subscribed ordinary share confers the right to cast from one (1) to five (5) votes, as determined upon the subscription of the initial capital, whenever a capital increase is considered by a shareholders’ meeting. Preferred shares may be issued with or without voting rights. For so long as the corporate shares are publicly offered, all ordinary shares issued after the relevant public offering authorization shall be entitled to one (1) vote per share, other than in the events authorized otherwise by applicable statutory rules. Except for the events contemplated in Section 241 of Argentine Law No 19,550, any Directors, managers and members of the Statutory Auditors’ Committee who are shareholders shall be able to vote as such at any shareholders’ meetings.

SIXTEENTH: Quorum and majority requirements shall be governed by Sections 243 and 244 of Argentine Law No 19,550, depending on the class of shareholders’ meeting, whether it is a first- or second-call meeting and the matters to be transacted thereat, except for the quorum at second-call extraordinary meetings, which shall be deemed validly constituted whichever the number of voting shares present. Notwithstanding the foregoing, any amendment to subsection g) of section Sixth of these Bylaws shall be validly if also approved by the absolute majority of votes of Class B shareholders present at the meeting.

SEVENTEENTH: The fiscal year shall end on December 31 each year. The financial statements shall be prepared as of this date in accordance with applicable regulations and accounting technical rules. The closing date of the fiscal year may be modified by a shareholders’ meeting and the relevant resolution shall be registered with the public Registry of Commerce and informed to the enforcement authority.

EIGHTEENTH: Liquid and realized profits shall be allocated in the following order of priority: a) 5% (five per cent) up to 20% (twenty per cent) of the subscribed capital, to the legal reserve fund; b) to the remuneration of the board of directors and statutory auditors' committee; c) to the payment of dividends on preferred shares, prioritizing any unpaid cumulative dividends; d) any balance, in whole or in part, to an additional profit share to be distributed on preferred shares or to dividends on ordinary shares, or to an optional reserve or allowance fund, or to a new account or any use as determined by a shareholders’ meeting.

NINETEENTH: The Corporation may be liquidated by the board of directors or by one or more liquidators appointed by a shareholders’ meeting under the supervision of the statutory auditors’ committee. After liabilities have been paid and the capital reimbursed, any remaining amount shall be distributed to the shareholders subject to their respective priority rights as set forth in the preceding section.

14.	Authorizations.

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capabilities, including those from Resolution IGJ 7/15, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the Shareholders’ Meeting as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; and (iii) Messrs. Carolina Curzi, Delfina Lynch, Magdalena Bléhaut, María Pía Rodríguez Pratt, Mario Segers, Delfina Aira, Agustín Hyland, Consuelo Ballesteros, Ximena Noguerol, Clara Caneiro, Pedro Torassa, Felicitas Tauber and Joaquín Vidal, as members of the law firm that advises the Company so that, indistinctly, they carry out all the procedures necessary to obtain the authorizations planned in the Shareholders’ Meeting before the CNV, the BYMA, the BCBA, the MAE and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill its task.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 27, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer